SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Woori Finance Holdings’ Preliminary Financial Performance Figures

for the Year Ended December 31, 2008

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. for the year ended on December 31, 2008, on a consolidated basis, are as follows:

(Units: millions of KRW, %)

Item		4Q 2008	3Q 2008	Change(%)	4Q 2007	Change(%)
Revenue	4Q	39,081,393	22,920,685	70.51	8,191,876	377.08
	Cumulative Basis	86,901,262	47,819,869		26,650,125	226.08
Operating Income	4Q	(588,006)	254,925	*	185,534	*
	Cumulative Basis	1,115,506	1,703,512	—	2,915,662	(61.74)
Income before Income Tax Expense	4Q	(606,480)	272,522	*	182,317	*
	Cumulative Basis	1,190,247	1,796,727	—	2,923,217	(59.28)
Net Income	4Q	(664,791)	157,497	*	111,626	*
	Cumulative Basis	454,478	1,119,269	—	1,939,238	(76.56)

*	Changed to a loss.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

We have reflected the results of operations of Woori Aviva Life Insurance (“Woori Aviva”) in each line item of our consolidated income statement, but have not reflected in our net income the net income of Woori Aviva prior to the date of its acquisition. (Date of acquisition: April 1, 2008)

Woori Bank’s Preliminary Financial Performance Figures

for the Year Ended December 31, 2008

The preliminary financial performance figures for Woori Bank, a wholly owned subsidiary of Woori Finance Holdings Co., Ltd., for the year ended on December 31, 2008, on a non-consolidated basis, are as follows:

(Units: millions of KRW, %)

Item		4Q 2008	3Q 2008	Change(%)	4Q 2007	Change(%)
Revenue	4Q	34,779,989	20,037,413	74	6,661,223	422
	Cumulative Basis	74,901,318	40,121,329	—	20,788,603	260
Operating Income	4Q	(658,760)	153,537	*	122,184	*
	Cumulative Basis	475,286	1,134,046	—	2,215,988	(79)
Income before Income Tax Expense	4Q	(665,625)	183,278	*	107,370	*
	Cumulative Basis	582,163	1,247,788	—	2,253,929	(74)
Net Income	4Q	(691,137)	133,106	*	108,822	*
	Cumulative Basis	233,976	925,113	—	1,689,448	(86)

*	Changed to a loss.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: February 12, 2009	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director

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